UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 1, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM OPTIMIZES ORGANIZATIONAL STRUCTURE IN ACCORDANCE WITH ITS STRATEGIC GOALS

Moscow and New York (July 1, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced that it has made changes in its organizational structure to more closely align the structure with VimpelCom’s strategic goals and to boost the integration of its fixed-line operations. The role of the new business unit is to combine the mobile and fixed business segments in Russia into one business unit. Jean-Pierre Vandromme, Executive Vice-President of VimpelCom, will lead the Russian business unit, which will include the business-to-business segment, consumer segment and network resources.

Nikolai N. Pryanishnikov, Executive Vice-President of VimpelCom, will manage VimpelCom’s business outside of Russia and the CIS. Business Development in the CIS will remain under the management of Dmitry Pleskonos, Executive Vice-President of VimpelCom.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “Our strategy is focused on capitalizing on growth opportunities in three geographic segments: Russia, CIS and the rest of the world. We believe that our growth opportunities in Russia depend on the development of VimpelCom as an integrated player. The creation of a single center to manage all business segments in Russia is a logical step to strengthen our competitive advantages as a leading integrated telecommunications operator.”

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements address the anticipated benefits to VimpelCom from the matters described herein. These statements are based on management’s best assessment of the Company’s strategic and financial position and on future market conditions and trends. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the telecommunications industry, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments

For more information, please contact:
Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com